Exhibit 99.3

WiLAN Files Patent Infringement Suit

OTTAWA, Canada – January 23, 2012 – Wi-LAN Inc. (TSX:WIN) (NASD:WILN) and its wholly-owned subsidiary Wi-LAN USA, Inc. (collectively “WiLAN” or the “Company”) today announced that it has filed suit in the U.S. District Court for the Southern District of Florida against Research In Motion Limited and Research In Motion Corporation (collectively “RIM”) for patent infringement.

In its filing, WiLAN asserts that RIM is infringing U.S. Patent No. 5,515,369 and U.S. Patent No. 6,232,969.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Kathryn Hughes

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O: 613.688.4897

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